November 13, 2007

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

Re:	Talecris Biotherapeutics Holdings Corp. Registration Statement on Form S-1, Amendment 3 File No. 333-144941

Dear Mr. Riedler:

        On behalf of Talecris Biotherapeutics Holdings Corp., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 to the above-referenced Registration Statement. The Registration Statement has been revised in response to your comment letter dated November 1, 2007 and to reflect other changes. Concurrent with this transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 3 to the Registration Statement.

        We also are providing from Talecris the following responses to the comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 3 to the Registration Statement.

FORM S-1

Selected Historical Consolidated and Combined Financial Data, page 47

1.
We acknowledge your response to prior comment 7 and your disclosure that "Adjusted EBITDA is the primary financial performance measure in the day to day management of our business to evaluate the performance of our business, develop budgets, and measure our performance against those budgets." However, we continue to believe that your disclosure does not adequately explain why the presentation of these non-GAAP financial measures provides more useful information to investors regarding your results of operations as compared to the corresponding GAAP performance measures. Please expand your disclosure to address the following:

•
Describe more specifically how investors should use the Adjusted EBITDA measure to evaluate your operating performance on a consistent basis over the periods presented. In particular, explain why eliminating material recurring items, such as depreciation, amortization, taxes, interest and non-cash stock-based compensation, is necessary to properly evaluate the performance of your business.

•
Expand your disclosure to clarify how management uses this measure to evaluate the day to day management of your business, develop your budgets and measure performance against those budgets. Disclose how investors should use this measure in the same manner as management to evaluate your operating performance.

•
Explain more specifically how Adjusted EBITDA is used by the compensation committee of the Board of Directors to determine bonus compensation targets and the vesting of performance-based stock options. Quantify and disclose how total compensation expense is affected by variations in Adjusted EBITDA for each period presented.

•
Your disclosure does not clearly indicate whether Adjusted EBITDA used for compensation purposes is the same as the measure discussed here. If not, please quantify the differences in these two calculations and explain why Adjusted EBITDA used for operating performance is meaningful to investors when the Board of Directors uses a different measure for compensation purposes.

  •
  Explain more specifically how Adjusted EBITDA is used by your lenders to determine compliance with debt covenants. Quantify the amount of debt subject to the Adjusted EBITDA covenants and describe the corresponding terms in your debt agreements.

  •
  Your disclosure does not clearly indicate whether Adjusted EBITDA used by your lenders to determine compliance with debt covenants is the same as the measure discussed here. If not, please quantify the differences in these calculations and explain why Adjusted EBITDA used for operating performance is meaningful to investors when your lenders use a different measure for debt covenant compliance purposes.

  •
  Expand your tabular disclosure to explain more specifically the nature of each adjustment in determining Adjusted EBITDA. Ensure that this disclosure integrates with corresponding discussion and quantification elsewhere in your filing.

  Talecris has revised the Adjusted EBITDA disclosure within the 'Non-GAAP Financial Measure' subsection of MD&A on pages 99-105 to address the Staff's comments and provide clarification that its Adjusted EBITDA presentation reflects a necessary and meaningful presentation for investors to compare Talecris' performance on a consistent basis across the periods presented and to the performance of its competitors.

2.
Your definition of EBITDA includes adjustments to remove equity in earnings of affiliate, loss on extinguishment of debt and gain on sale of equipment. These adjustments appear to be inconsistent with the definition of EBITDA. Please explain more specifically your basis for determining EBITDA.

  Talecris has revised its definition of EBITDA on page 104 in accordance with the Staff's comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 61

3.
We acknowledge the information provided in the memorandum setting forth Talecris' historical grants and bases for valuation. Based on this information, it appears that the probability-weighted expected return method was used to estimate the fair value of the Company (the enterprise value). Please tell us why the probability-weighted expected return method, which is an enterprise value allocation method, was appropriate to estimate the fair value of the company. In your response, tell us if your valuation specialist considered the approaches, such as income, market, discussed in the AICPA Practice Aid to determine enterprise value and why one or more of these approaches were not used. Also, we were unable to locate your explanation of the method for allocating enterprise value between common and preferred stock. In addition, it appears total estimated enterprise value was not allocated to the common and preferred stack since equity value is significantly lower. Please clarify for us why enterprise value and equity value are different amounts at each valuation date.

  Talecris acknowledges the Staff's comment and provides the following information to further clarify the valuation guidelines it employed consistent with the AICPA guidance to establish an enterprise value, equity value (enterprise value less long-term debt), and the value of common and preferred shares comprising equity value.

  The "AICPA AUDIT AND ACCOUNTING PRACTICE AID SERIES—VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION" (the "Practice Aid") provides guidance for valuing equity securities issued as compensation, including enterprise valuation allocation guidance.

  In the Practice Aid, it states that there are three methods for estimating Fair Value:

    1.
    The Current-Value Method (using an Income Approach, Market Approach or Asset Approach).

    2.
    The Option-Pricing Method (using the Black-Scholes Model).

    3.
    The Probability Weighted Expected Return Method.

  The specialist did not utilize the Current-Value Method to value the common stock because the Practice Aid states that the current-value method is not appropriate to value common stock issued as compensation. Paragraph 154 of the Practice Aid states,

    Because the current-value method focuses on the present and is not forward-looking the taskforce believes its usefulness is limited primarily to two types of circumstances. The first occurs when a liquidity event in the form of an acquisition or dissolution of the enterprise is imminent. The second occurs when an enterprise is at such an early stage of its development that (a) no material progress has been made on the enterprise's business plan, (b) no significant common equity value has been created in the business above the liquidation preference on the preferred shares, and (c) there is no reasonable basis for estimating the amount and timing of any such common equity value above the liquidation preference that might be created in the future.

  As Talecris believes that these conditions were not met at the option grant dates, the Current Value Method was not utilized to value the common stock.

  Paragraph 149 of the Practice Aid states, "The option-pricing method, as applied under the Black-Scholes model, is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative." Talecris does not believe that this situation existed at the option grant dates, so the Option-Pricing Method was not utilized.

  Hence, based on the consideration above, it was determined that the Probability Weighted Expected Return Method ("Probability Method") was the most appropriate method to use to value the Company.

  It should be noted that the Probability Method is actually a hybrid approach which has inputs derived from both the market approach and the income approach. This approach derives value based on expected future outcomes or values. These future values are derived in part based on expected market multiples under different scenarios (therefore they have value derived from a Market Approach) and these results are discounted to a present value (therefore they reflect an Income Approach).

  Talecris believes that it has detailed the methodology used and has included an explanation of the allocation of values in the memo attached to our last filing under the heading "Talecris Valuation Chronology since 1/1/06" (the "Valuation Memo").

  Talecris believes that there may be some confusion with the term "Enterprise Value." All references to Enterprise Value herein, and in the previously provided Valuation Memo, refer to the aggregate value of the Company, as computed using acceptable valuation methods from the Practice Aid. The reason that the equity value is significantly lower than the enterprise value is the fact that the Company has significant debt. As used in all of our disclosures, Enterprise value minus long-term debt equals equity value. The equity value was allocated to our preferred and common stock on an "as converted" basis, because in all scenarios the preferred shareholders derive the most benefit from converting to common stock. The table below should help to clarify this:

(millions except per share) Grant Dates	December 2006	February 2007	Jun-Sep. 2007
Total Preferred Stock Value	$1,036.6	$1,036.6	$1,860.6
Total Common Stock Value	$107.3	$107.3	$316.6
Common Stock Per Share Value	$88.00	$88.00	$170.00
Total Equity Value	$1,143.9	$1,143.9	$2,177.2
Total Debt	$1,100.0	$1,100.0	$1,139.6
Total Enterprise Value	$2,243.9	$2,243.9	$3,316.8

December 2006 and February 2007 Grants

        In connection with the December 2006 recapitalization of the Company and contemporaneous with the December 2006 option Grant Date, the Board of Directors engaged an independent valuation advisor to provide their opinion to management as to the value of the company.

        In this analysis the valuation advisor estimated a current value of the Company using market multiples which were derived from EBITDA trading multiples of Grifols, CSL Limited and Baxter, some of Talecris' competitors. EBITDA multiples were applied to the latest twelve months (LTM), Current Fiscal Year (CFY) and Next Fiscal Year (NFY). The following multiples were selected:

	Low	High
LTM	11x	12x
CFY	10x	11x
NFY	9x	10x

        Based on these multiples as applied to NFY adjusted EBITDA, a range of values was estimated for a Market Approach derived Enterprise Value (long-term debt plus equity) of $1.95 billion to $2.93 billion.

        In addition, the valuation advisor estimated a range of values using a discounted cash flow approach or Income Approach. Utilizing management's Long Range Plan (LRP) and discount factors of between 23.5% and 25.5%, Enterprise Values were estimated at between $1.95 billion and $2.46 billion.

        Based on this analysis as well as other factors which the valuation advisor deemed appropriate, an Enterprise Value of between $2.0 billion and $2.5 billion was estimated on a current value basis. It should be noted that the mid-point of this range of $2.25 billion is not materially different from the $2.24 billion Fair Value estimated using the Probability Method outlined above and in the previously provided Valuation Memo.

July 2007 Grants

        As explained in the Valuation Memo, the valuation specialist valued the stock contemporaneously with the option grants. Because the analysis done for the July 2007 grant dates assumed that the most likely scenario was an IPO, and assumed an optimistic time line of 6 months before receipt of the proceeds from an IPO, the July 2007 analysis was essentially a current value derived from a Market Approach (the IPO approach). The only adjustment was for time value of money as the future value in December of 2007 was present valued to the July 2007 grant date. This second step might be considered an Income Approach.

4.
We acknowledge your response to prior comment 10 that the price range will be included in the next amendment to the registration statement. We will finalize our evaluation of the issues incorporated in this comment at that time. Please disclose in the financial statements, at a minimum, the following information for equity instruments granted during the periods presented:

  •
  For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

  •
  Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

  •
  If the valuation specialist was a related party, please state that fact.

      Disclose in Management's Discussion and Analysis the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented. Include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

      Talecris acknowledges the Staff's comment and will respond to the first and third paragraphs above when its IPO price range has been established. As it relates to the Staff's comments noted in the bullet points, Talecris has included the appropriate disclosures in both its annual and interim financial statement footnotes included on F-16 and F-72 as well as on page 61 under 'Share Based Compensation' of MD&A. As it relates to the Staff's third bullet point, the valuation advisor utilized by Talecris is not a related party.

Compensation Discussion & Analysis, page 149

Elements of Compensation, page 150

5.
Please disclose how unlevered free cash flow and Adjusted EBITDA are calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

      In response to the Staff's comment, Talecris has included disclosure on page 158 under Elements of Compensation in the CD&A to define the unlevered free cash flow calculation and include a cross reference to the Adjusted EBITDA calculation which is located in MD&A.

Restricted Share and Special Recognition Awards, page 154

6.
We note the revisions pursuant to comment 14. We reissue the comment because the revisions describe only the Special Recognition Bonus Plan and not the December 6, 2006 cash recognition awards, which comprised the majority of your NEOs' compensation during 2006. Based on the disclosure on pages 155 and 170 and in footnotes 5 and 6 to the Summary Compensation Table on page 158, the December 6, 2006 cash recognition awards appear to be distinct from the Special Recognition Bonus Plan.

•
Please provide an analysis that explains how you arrived at the amounts of the December 6, 2006 cash recognition award payments. Also explain how the Compensation Committee concluded that these amounts are appropriate and which items it considered in making the specific compensation decisions. Currently, page 155 states only that these awards were made "in recognition of the outstanding contributions of such individuals to our success from our inception through the grant date."

•
If we have misunderstood your disclosure, and the December 6, 2006 cash recognition awards were actually made pursuant to the Special Recognition Bonus Plan, please revise the disclosure on pages 155, 158, and 170 to clarify this fact.

      In response to the Staff's comments, Talecris has modified its disclosures on pages 161, 165 and 176 through 177 to more clearly define that its Special Recognition Bonus in 2006 included an immediate cash award, a deferred cash award, and restricted stock.

Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

4.    Acquisitions, Page F-8

7.
We acknowledge your response to prior comment 15 that you will record a $12 million correction of your obligation under common stock put/call option in the September 30, 2007 financial statements.

      Talecris acknowledges the Staff's comment and Talecris will reflect the reclassification in its September 30, 2007 financial statements.

  *          *          *

        We appreciate your time and attention to amended Registration Statement as well as Talecris' responses to the Staff's comments. Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gustavo Pauta at (212) 549-0380, or David Mittelman at (415) 659-5943.

Sincerely,
/s/ Aron Izower
Aron Izower
cc:	Securities & Exchange Commission
Greg Belliston
Frank Wyman
Donald Abbot
Talecris Biotherapeutics Holdings Corp.
Lawrence D. Stern
John F. Gaither, Jr.
Sullivan & Cromwell
John T. Bostelman
Glen T. Schleyer
Reed Smith
Gerard DiFiore
Gustavo Pauta
David Mittelman